Choate, Hall & Stewart LLP

Two International Place

Boston, MA  02110

April 18, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:                               International Electronics, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed on April 11, 2007
SEC File No. 000-16305

Ladies and Gentlemen,

I am writing to you on behalf of our client, International Electronics, Inc. (“IEI” or the “Company”), to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the letter dated April 12, 2007.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

Schedule 14A

General

COMMENT 1:

The proxy statement should be updated to reflect the approximate date on which the proxy statement and form of proxy are expected to be first sent to security holders.

RESPONSE 1:

IEI has revised the proxy statement to indicate April 20, 2007 as the approximate date on which the proxy statement and form of proxy are expected to be first sent to security holders.  IEI will revise this date in its definitive proxy statement, if necessary, to reflect the actual date on which materials are expected to be mailed.

COMMENT 2:

The proxy statement reflects a record date.  Explain how the Company complied with Rule 14a-13 of Regulation 14A.

RESPONSE 2:

Prior to IEI’s receipt of the letter, dated March 6, 2007 (the “Meeting Demand Letter”), from RISCO Ltd. (“RISCO”), IEI had planned to hold its annual meeting of shareholders in April 2007, had set February 28, 2007 as the record date for its annual meeting, and had completed a broker-dealer search for that planned meeting.

Upon receipt of the Meeting Demand Letter, IEI was required pursuant to Chapter 110D of the Massachusetts General Laws (the “Massachusetts Control Share Acquisition Statute”) to call a special meeting of shareholders to determine the voting rights of the shares that RISCO may acquire in the “control share acquisition”, set a meeting date within ten (10) calendar days of receipt of the meeting demand, hold the special meeting within fifty (50) calendar days of receipt of the meeting demand, and give notice of the special meeting not less than twenty (20) calendar days before the date of the meeting.

In compliance with the Massachusetts Control Share Acquisition Statute, the board of directors of IEI on March 16, 2007 called a special meeting of IEI’s shareholders for April 25, 2007.  To facilitate an orderly meeting, the board of directors of IEI also set a record date of March 22, 2007, and had this second broker-dealer search completed on an expedited basis.

Given the timelines mandated by the Massachusetts Control Share Acquisition Statute, IEI determined that it was not practicable to complete the broker-dealer search at least 20 business days prior to the record date of the special meeting, and instead completed this broker-dealer search as many days before the record date of the special meeting as was practicable in the situation.

COMMENT 3:

Revise the proxy statement and form of proxy to make clear these versions are preliminary copies.  See Rule 14a-6(e)(1).

RESPONSE 3:

IEI has revised the proxy statement and form of proxy to make clear these versions are preliminary copies.

COMMENT 4:

We note IEI’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 is available without charge to each shareholder on the Company’s website and through the Investor Relations Department at IEI’s principal executive offices.  Because this Special Meeting is being held in lieu of an annual meeting, advise us, with a view toward revised disclosure, why the Company does not disclose its intended compliance with Rule 14a-3(b) in one location on page 20 instead of page 21.

RESPONSE 4:

IEI has revised the proxy statement to consolidate at page 21 the disclosure previously located on page 20 regarding IEI’s Annual Report on Form 10-KSB and the existing disclosure on page 21 regarding IEI’s financial statements.

COMMENT 5:

Revise to disclose the federal securities laws upon which the Company relies to make the assertion that “While we don’t believe [changing the tender offer price following the vote] would be permissible under law . . .”  Alternatively, delete the assertions.  See Note (b) to Rule 14a-9.  The question and answer regarding what federal law requires also implies that the counter solicitation is proceeding in contravention of federal law.  Please remove this implication or legally support the assertion with a well reasoned fully disclosed legal analysis.

RESPONSE 5:

IEI has revised the disclosure in its proxy statement to remove the assertion.  IEI does note in its proxy statement that IEI’s board of directors does not think it to be fair or appropriate that RISCO can change the price it will pay or the number of shares that it will purchase after shareholders have voted, and that while IEI may attempt to dispute the validity of the shareholder vote in that circumstance as not complying with the requirements of the Massachusetts Control Share Acquisition Statute, no assurance can be given that IEI would prevail.

COMMENT 6:

Revise the proxy statement to remove the implication that Risco’s reservation of the right to lower its offer price is in contravention of the federal securities laws.

RESPONSE 6:

As indicated above, IEI has revised the disclosure in its proxy statement in a manner consistent with the response to Comment 5.

Quorum and Required Vote

COMMENT 7:

Revise to indicate, if true, that security holders must deliver specific instructions to brokers as of a date certain in order to have their shares voted.

RESPONSE 7:

IEI has revised the disclosure in the proxy statement to indicate that, in order to have their shares voted at the special meeting without attending the meeting in person, shareholders must deliver their signed proxy card(s) to either IEI’s transfer agent or brokerage service provider, as applicable, prior to 11:59 p.m. Eastern Time the day before the special meeting.

Item 2: Election of Director

COMMENT 8:

Revise to indicate whether the director nominee has consented to being named in the proxy statement and to serve if elected.  See Rule 14a-4(d).

RESPONSE 8:

IEI has revised the disclosure to indicate that Mr. Charm has consented to being named in the proxy statement as a nominee to be a Class I Director and to serving in that capacity, if elected.

COMMENT 9:

Please confirm the Company understands we reserve the right to comment on the disclosure regarding executive compensation.

RESPONSE 9:

IEI understands that the SEC has reserved the right to comment on the disclosure regarding executive compensation.

COMMENT 10:

Advise us, with a view toward revised disclosure, how the Company complied with Item 5(b) of Schedule 14A.

RESPONSE 10:

IEI has revised its disclosure to fully comply with Item 5(b) of Schedule 14A.

* * * * * *

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (617) 248-2133.

Sincerely,

/s/ James W. Hackett, Jr.
James W. Hackett, Jr.